Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

          We consent to the incorporation by reference in the Registered Statement (Form S-8 No. 333-111541) pertaining to the Compass Minerals International, Inc. 2001 Stock Option Plan and in the Registration Statement (Form S-8 No. 333-119410) pertaining to the Compass Minerals International, Inc. Directors' Deferred Compensation Plan, of our report dated December 9, 2002, except for Note 13, for which the date is May 8, 2003, except for Note 16, for which the date is November 3, 2003, except for Note 15, for which the date is December 11, 2003, and except for the matter disclosed under the heading “Restatement” in Note 1, for which the date is November 10, 2004, with respect to the combined and consolidated financial statements and schedule of Compass Minerals International, Inc. for the year ended December 31, 2001 included in this 2003 Annual Report (Form 10-K/A).

/s/ Ernst & Young LLP

Kansas City, Missouri
November 10, 2004